

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2013

Via Email
M. Ann Courtney
President
BLVD Holdings, Inc.
3500 West Olive Avenue, 3rd Floor
Burbank, CA 91505

   Re: **BLVD Holdings, Inc.**
      Amendment No. 4 to Registration Statement on
      Form S-1
      Filed February 26, 2013
      File No. 333-183370

Dear Ms. Courtney:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 14

1. Currently your tabular presentation of Use of Proceeds is difficult to follow. Please revise to present the gross proceeds first, followed by offering expenses, net proceeds, etc. Also, it is unclear why you have bolded gross proceeds, when net proceeds appear to be more relevant to you and investors.

Business, page 18

2. We reissue prior comment 11 from our letter dated January 17, 2013. Please revise to address your product development process, including your "rigorous due diligence process" in greater detail. Also, please clarify whether any of the previously sold scripts have moved into production.

Exhibits

Exhibit 10.3

3.   Please file a completed version of this agreement. In this respect we note the title of the script is blank.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Joanna Lam, Staff Accountant at (202) 551-3476 or John Archfield, Staff Accountant at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson, Staff Attorney at (202) 551-3393 or David Link, Staff Attorney at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director